UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kiewit Investment Fund LLLP

(Name of Issuer)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number)

Eric Olson
Kiewit Plaza

3555 Farnam Street
Omaha, Nebraska 68131
Telephone Number: (800) 443-4306

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Rose F. DiMartino, Esq.

Laura L. Delanoy, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

December 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Person Kiewit Finance Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	[ x ]
	(b)	[ ]

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,641.845

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,641.845

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,641.845

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11) 97.9%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. N/A

1.	Name of Reporting Person Peter Kiewit Sons’, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	[ x ]
	(b)	[ ]

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 10,641.845

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,641.845

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,641.845

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13	Percent of Class Represented by Amount in Row (11) 97.9%

14	Type of Reporting Person CO

SCHEDULE 13D
Item 1.	Security and Issuer

This Schedule 13D, dated December 1, 2011 (“Schedule 13D”) relates to limited partnership interests (“Units”) of Kiewit Investment Fund LLLP, a Delaware limited liability limited partnership (the “Fund”). The Fund’s principal executive offices are located at Kiewit Plaza, 3555 Farnam Street, Omaha, NE 68131.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by Peter Kiewit Sons’, Inc., a Delaware corporation (“PKS”) and Kiewit Finance Group Inc., a Delaware corporation and a wholly owned subsidiary of PKS (the “Company”, and together with PKS, the “Reporting Persons”).  The principal address of both the Company and PKS is Kiewit Plaza, 3555 Farnam Street, Omaha, NE 68131.

The Company is a wholly-owned subsidiary of PKS. PKS is engaged in the construction and mining businesses and is the successor of a construction business enterprise founded in Omaha, Nebraska in 1884.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 1, 2011, the Company commenced a tender offer to purchase all of the Units of the Fund, for cash, at a price equal to the net asset value (“NAV”) per Unit determined as of 11:59 p.m. (Central time), on Wednesday, November 30, 2011 (the “Expiration Date”) less $35 per Unit (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Tender Offer”).

The Tender Offer expired at 11:59 p.m. (Central time), on Wednesday, November 30, 2011. On December [1], 2011, the Company accepted for purchase all Units that were validly tendered and not properly withdrawn in the Tender Offer.  An aggregate of 10,641.845 Units were purchased by the Company in accordance with the Tender Offer at a price of $2,007.49 per Unit, which is equal to the NAV per Unit as of the Expiration Date minus $35 per Unit.  The Company paid an aggregate of $21,363,397.42 to holders of Units acquired pursuant to the Tender Offer, which was funded through cash in hand.

Item 4.	Purpose of Transaction

A special meeting of the board of directors of the Fund (the “Fund Board”) was held on June 28, 2011. At this meeting, the Fund Board voted unanimously to dissolve and liquidate the Fund. In connection with the liquidation of the Fund, the Company is conducting the Tender Offer in order to offer holders of the Fund’s Units (the “Unitholders”) the ability to receive payment for their Units prior to the conclusion of the liquidation process.

Following the consummation of the purchase of Units in the Tender Offer, the Company intends to cause the Fund to deregister as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and to operate as a private investment fund during the remainder of the liquidation and dissolution process. Once the Fund has completed the deregistration process, the Fund will no longer be subject to the regulatory requirements imposed on registered investment companies by the 1940 Act and remaining Unitholders would not receive the benefit of the shareholder-protective measures imposed by the 1940 Act. The Company estimates that this deregistration will save the Fund between approximately $1,400,000 to $1,600,000 ($125 to $150 per Unit) in operating costs through the Fund’s liquidation process, which costs would otherwise be borne by the Fund and the Unitholders.

The Company intends that all Units acquired by the Company in the Tender Offer will remain outstanding and will be held by the Company.

Item 5.	Interest in Securities of the Issuer

The Company is the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and PKS may be deemed to beneficially own and have shared voting and dispositive power with respect to, 10,641.845 Units, representing approximately 97.9% of the issued and outstanding Units.

Pursuant to the Tender Offer, on December 1, 2011, the Company acquired an aggregate of 10,641.845 Units at a price of $2,007.49 per Unit, which is equal to the NAV per Unit as of the Expiration Date minus $35 per Unit.  Except as described in this Schedule 13D, no transactions in Units were effected by the Company or PKS during the 60 days prior to the date hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under the captions THE TENDER OFFER—Section 10 (“Special Factors”) and THE TENDER OFFER—Section 12 (“Certain Information about PKS, the Company and the Fund”) of the Offer to Purchase are incorporated herein by reference.

PKS and the Company had several telephonic and in-person conversations, and email communications with the officers of the Fund regarding the liquidation of the Fund and how the Company could assist with that process in a manner to maximize the benefits of liquidation for Unitholders and assist in allowing the Fund to liquidate on an orderly basis. From time to time, the Company and PKS may continue to hold discussions with the Fund regarding these matters.

Except as set forth in the Offer to Purchase (including, but not limited to, Section 10—“Special Factors”), (i) neither the Company nor, to the knowledge of the Company, any of the persons listed in Section 12 of the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Fund and (ii) during the two years prior to the date of the Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between the Company or any of the Company’s affiliates or, to the knowledge of the Company, any of the persons listed in Section 12 of the Offer to Purchase, on the one hand, and the Fund or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth in the Offer to Purchase (including, but not limited to, Section 10—“Special Factors”), during the two years prior to the date of the Offer to Purchase, there have been no contracts, negotiations or transactions between the Company or any of the Company’s affiliates or, to the knowledge of the Company, any of the persons listed in Section 12 of the Offer to Purchase, on the one hand, and the Fund, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

In addition, Bruce E. Grewcock is President, Chief Executive Officer, Chief Operating Officer and director of PKS and President and director of the Company and of Kiewit Investment Holdings Inc., a wholly owned subsidiary of PKS and the Fund’s general partner, and Kenneth E. Stinson is a director of both PKS and the Fund.

Except as described in this Schedule 13D, to the knowledge of the Company or PKS, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Fund.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated December 2, 2011, by and among the Reporting Persons.

Exhibit 2: Offer to Purchase, dated November 1, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13e-3 filed by the Company with the Securities and Exchange Commission on November 1, 2011 (File No. 005-80956)).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011

KIEWIT FINANCE GROUP INC.

By:	/s/ Tobin A. Schropp
Name:	Tobin A. Schropp
Title:	Vice President

PETER KIEWIT SONS’, INC.

By:	/s/ Tobin A. Schropp
Name:	Tobin A. Schropp
Title:	Senior Vice-President